Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                               14 June 2006

                              WPP GROUP PLC ("WPP")

                      Millward Brown acquires ACSR in China


WPP announces that its wholly-owned operating company Millward Brown, the information, insight and consultancy network, has acquired the business of All China Strategic Research Co., Ltd ("ACSR"), a leading independent market research agency in China. On completion, ACSR's business will be merged with Millward Brown's current Chinese operations. WPP will hold a majority stake of the combined company with an option to acquire the remaining shares.

Founded in 1997 and based in Beijing, with branches in Shanghai and Guangzhou, ACSR employs 147 people. ACSR had unaudited revenues of CNY50.34 million for the year ended 31 December 2005, with net assets as at the same date of CNY 24.9 million. Clients include P&G, Unilever, Shengshi Great Wall International Ads, Tianjin Wanke Property, Xi'an Janssen, Diantong (Shanghai) Ads, Kimberley (China) Investment, LG and Wal-Mart China.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors. Greater China is one of the fastest-growing markets for WPP, with revenues approaching $500 million including associates - almost one-third of the company's total Asia Pacific business. WPP earns the highest amount of revenues from this region amongst its competitors. Consequently, the Group, which employs 6,000 professionals in Greater China, has a very strong leadership position in the region - as it does in Asia overall - across all marketing disciplines.

WPP has been building its business in Greater China for 20 years. The Group currently has 32 operating companies, including joint ventures, which operate in the region through 130 offices.

Contact:

Feona McEwan, WPP       44-20 7408 2204
www.wpp.com